United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
October 2011
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-____.)

Press Release
Signature Page

US GAAP
BM&F BOVESPA: VALE3, VALE5
NYSE: VALE, VALE.P
HKEx: 6210, 6230
EURONEXT PARIS: VALE3, VALE5
LATIBEX: XVALO, XVALP
www.vale.com
rio@vale.com
Departament of
Investor Relations
Roberto Castello Branco
Viktor Moszkowicz
Carla Albano Miller
Andrea Gutman
Christian Perlingiere
Fernando Frey
Marcio Loures Penna
Samantha Pons
Thomaz Freire
Tel: (5521) 3814-4540
CONTINUING TO CREATE VALUE
Performance of Vale in 3Q11
Rio de Janeiro, October 26, 2011 — Vale S.A. (Vale) reports another record-breaking quarter reflecting outstanding operational and financial performance. Production of iron ore, pellets, copper and thermal coal1 reached all-time highs, alongside with records in operating revenues, operating income and cash generation.
While cash generation — fundamental to value creation — reached a record mark of US$ 9.6 billion in the quarter and US$ 36.7 billion in the last twelve months, accounting earnings suffered a non-cash impact of US$ 2.9 billion due to the depreciation of the Brazilian real, the functional currency of our parent company, against the US dollar2. Despite the large magnitude of the non-cash charge, our net earnings reached US$ 4.9 billion, which constitutes a robust result.
Amidst an environment of high financial asset price volatility, which is taking a large toll on shareholders to the extent that a deep global recession is already priced into our shares, Vale is continuing to create value. Value creation is stemming from revenue growth and the attainment of high returns on the capital invested at rates far above our cost of capital.
New platforms of value creation have been delivered over the last few quarters: Bayóvar, Tres Valles, Onca Puma, Oman, Moatize I, Estreito and Karebbe. As they are just starting production and/or ramping up the full effects of the operation of these world-class assets on revenue and cash flow growth are still to be felt in the near future.
In the search for continuous improvement in capital allocation, we have developed several initiatives aiming at improving standards in project development to maximize shareholders’ returns, from environmental licensing until the transition to the operational phase.
At the same time, we adopted a more focused stance towards capital return to shareholders.
Dividend distribution in 2011 will reach US$ 9.0 billion, a record figure, three times last year’s payment, meaning a high dividend yield, thereby rewarding investors who have been confronted with poor performance in global stock markets.

[1]	Please see our 3Q11 Production report, “A solid performance”, http://www.vale.com/en-us/investidores/press-releases/pages/default.aspx

[2]	For a comprehensive analysis of the effects of the BRL depreciation against the USD please see the box “Effects of currency price volatility on Vale’s financial performance”, page 14, of this report.
3Q11

US GAAP
Simultaneously to the cash return through dividends, a share buy-back program is underway, with a goal to return up to US$ 3.0 billion until November 25, 2011, of which US$ 2.0 billion were executed in the 3Q11.
Despite financial markets pessimism on the macroeconomy, we remain confident in the long-term fundamentals of global minerals and metals markets and in our strong capacity to continue to deliver value through the business cycles.
The main highlights of Vale’s performance in 3Q11 were:
•	Record operating revenues of US$ 16.7 billion in 3Q11, 9.1% above the previous record of US$ 15.3 billion in 2Q11.

•	Record operating income, as measured by adjusted EBIT (earnings before interest and taxes) (a), of US$ 8.4 billion, 8.1% higher than the US$ 7.7 billion in 2Q11.

•	Operational margin, as measured by adjusted EBIT margin, was 51.2% in 3Q11, in line with 51.7% in the previous quarter.

•	Net earnings of US$ 4.935 billion, equal to US$ 0.94 per share on a fully diluted basis, 23.5% lower than 2Q11.

•
Record cash generation, as measured by adjusted EBITDA(b) (earnings before interest, taxes, depreciation and amortization) of US$ 9.6 billion, 6.2% above the US$ 9.1 billion in 2Q11. The last 12-month adjusted EBITDA, ended on September 30, 2011, also reached a record of US$ 36.7 billion.

•	Record sales of bulk materials — iron ore, pellets, manganese, ferroalloys and metallurgical and thermal coal — of US$ 12.8 billion in 3Q11, 9.3% higher than the previous record in 2Q11.

•	Investments totaled US$ 4.5 billion, with US$ 3.5 billion spent on project execution and research and development (R&D).

•	Corporate social responsibility investments of US$ 373 million in 3Q11, totaling US$ 894 million in the first nine months of 2011.

•
Dividend of US$ 3.0 billion, US$ 0.5838 per share, to be paid on October 31, 2011, totaling an all-time high US$ 9.0 billion dividend distribution this year, equal to US$ 1.7354 per common or preferred share.

•	Cash return to shareholders through share buy-back of US$ 2.0 billion up to September 30, 2011.

•
Cash holdings of US$ 7.565 billion, supporting a healthy balance sheet with low debt leverage, measured by total debt/LTM adjusted EBITDA, equal to 0.63x, and long average debt maturity, of 10.1 years.

3Q11

US GAAP	3Q11
Table 1 — SELECTED FINANCIAL INDICATORS

	3Q10	2Q11	3Q11%		%
US$ million	(A)	(B)	(C)	(C/A)	(C/B)
Operating revenues	14,496	15,345	16,741	15.5	9.1
Adjusted EBIT	7,836	7,747	8,373	6.9	8.1
Adjusted EBIT margin (%)	55.6	51.7	51.2
Adjusted EBITDA	8,815	9,069	9,631	9.3	6.2
Net earnings	6,038	6,452	4,935	(18.3)	(23.5)
Earnings per share fully diluted basis(US$ / share)	1.13	1.22	0.94
Total debt/ adjusted EBITDA (x)	1.3	0.7	0.6
ROIC[1] (%)	25.5	34.2	36.9
Capex (excluding acquisitions)	3,081	4,036	4,529	47.0	12.2

[1]	ROIC LTM=return on invested capital for last twelve-month period.

	9M10	9M11%
US$ million	(A)	(B)		(B/A)
Operating revenues	31,274	45,634		45.9
Adjusted EBIT	14,528	22,576	[1]	55.4
Adjusted EBIT margin (%)	47.8	50.7	[1]
Adjusted EBITDA	17,247	26,363	[1]	52.9
Net earnings	11,347	18,213		60.5
Capex (excluding acquisitions)	7,614	11,308		48.5
Acquisitions	6,372	299		(95.3)

[1]	Excluding the non-recurring gain from the transfer of aluminum assets in 1Q11.
Except where otherwise indicated the operational and financial information in this release is based on the consolidated figures in accordance with US GAAP and, with the exception of information on investments and behavior of markets, quarterly financial statements are reviewed by the company’s independent auditors. The main subsidiaries that are consolidated are the following: Compañia Minera Misky Mayo S.A.C., Ferrovia Centro-Atlântica (FCA), Ferrovia Norte Sul S.A, PT Vale Indonesia Tbk (formerly International Nickel Indonesia Tbk), Vale Australia Pty Ltd., Vale Canada Limited (formely Vale Inco Limited), Vale Colômbia Ltd., Mineração Corumbaense Reunida S.A., Vale Fertilizantes S.A., Vale International, Vale Manganês S.A., Vale Manganèse France, Vale Manganese Norway S.A. and Vale Nouvelle Caledonie SAS.

US GAAP	3Q11
INDEX

CONTINUING TO CREATE VALUE	1

Table 1 — SELECTED FINANCIAL INDICATORS	3

BUSINESS OUTLOOK	5

REVENUES	9

Table 2 — OPERATING REVENUE BREAKDOWN	10

Table 3 — OPERATING REVENUE BY DESTINATION	10

COSTS	11

Table 4 — COGS BREAKDOWN	13

OPERATING INCOME	13

NET EARNINGS	13

BOX — EFFECTS OF CURRENCY PRICE VOLATILITY ON VALE’S FINANCIAL PERFORMANCE	15

CASH GENERATION	16

Table 5 — QUATERLY ADJUSTED EBITDA	16

Table 6 — ADJUSTED EBITDA BY BUSINESS AREA	16

INVESTMENTS	16

Table 7 — TOTAL INVESTMENT BY CATEGORY	18

Table 8 — TOTAL INVESTMENT BY BUSINESS AREA	18

DEBT INDICATORS	19

Table 9 — DEBT INDICATORS	19

PERFORMANCE OF THE BUSINESS SEGMENTS	19

Table 10 — FERROUS MINERALS	20

Table 11 — COAL	21

Table 12 — BULK MATERIALS	22

Table 13 — BASE METALS	23

Table 14 — FERTILIZER NUTRIENTS	24

Table 15 — LOGISTICS	25

FINANCIAL INDICATORS OF NON-CONSOLIDATED COMPANIES	26

CONFERENCE CALL AND WEBCAST	26

BOX — IFRS RECONCILIATION WITH USGAAP	27

ANNEX 1 — FINANCIAL STATEMENTS	28

Table 16 — INCOME STATEMENTS	28

Table 17 — FINANCIAL RESULTS	28

Table 18 — EQUITY INCOME BY BUSINESS SEGMENT	28

Table 19 — BALANCE SHEET	29

Table 20 — CASH FLOW	30

ANNEX 2 — VOLUMES SOLD, PRICES, MARGINS AND CASH FLOWS	31

Table 21 — VOLUME SOLD: MINERALS AND METALS	31

Table 22 — AVERAGE SALE PRICES	31

Table 23 — OPERATING MARGINS BY SEGMENT (EBIT ADJUSTED MARGIN)	32

ANNEX 3 — RECONCILIATION OF US GAAP and “NON-GAAP” INFORMATION	33

US GAAP	3Q11
•	BUSINESS OUTLOOK
The performance of the global economy improved in the last quarter, holding up better than expected as the effects of some drags, such as the Japanese earthquake and the oil and food price shock, vanished. However, global GDP growth is estimated to have remained below trend.
After a sharp deceleration since March, global industrial production reaccelerated and the latest data from August showed that it was running at 5% per year, primarily driven by China, the US and Japan. However, given the indications of a low level of the new orders to inventory ratio it is likely that industrial production will soften over the next few months.
Up until now, despite the surge in financial asset price volatility and wealth losses caused by the Eurozone sovereign debt crisis, there is no significant feedback loop of the financial turbulence into the real economy. Looking to the two largest economies in the world, the US and China3, there are no signs that they are heading in the direction of a hard landing. Recent data flows from both countries are encouraging as manufacturing output and retail sales continue growing steadily.
We see the risks of a prolonged period of slow growth in developed countries taking place alongside stagnation in some of these economies as a more likely event than a global recession.
Recoveries from recessions are in general characterized by above-trend growth rates which after some time tend to weaken, then converge to trend pace. But the recovery of the US and Eurozone economies from the Great Recession of 2008/2009 has been running at below-trend rates, despite the very large increases in government spending to stimulate economic activity and to recapitalize banks. Having failed to promote economic growth, fiscal spending left as by-products large public deficits and high and rising debt to GDP ratios. The fiscal disequilibrium raised doubts about debt sustainability, the primary source of this year’s financial turbulence.
Flexibility of markets has been a hallmark of the American economy and one of the main factors underlying its vigor and long-term growth. Despite the fact that companies in S&P 500 are on course to reach their eighth consecutive quarter of double-digit earnings growth, uncertainties created by the large public debt and the lack of political resolve to curb its path, on top of regulatory uncertainties and a historically high unemployment rate, have been contributing to slow the speed of the current recovery, with US real output growth estimated to be 10% below its long-term trend, the largest deviation since the thirties.
While the US is facing the risk of a protracted period of slow growth, the Eurozone seems to be sliding into a recession. The region is experiencing a confidence shock which is being amplified by a still vulnerable financial system. Although banks have access to unlimited funding from the ECB, the rise in funding stress leads to higher lending rates to retail customers, tighter lending standards and to a move by several banks towards deleveraging their balance sheets. These factors are likely to exert recessionary pressures on the economy in the following months.
At the same time, European corporates and households have better financial positions than in early 2008 and also lower levels of spending in durable goods and inventory accumulation, which contributes to soften the effects of the recessionary forces.
The difficult financial situation of some peripheral European economies, such as Greece, does not imply necessarily that a debt default is unavoidable. In addition to the very high costs of a debt default, the IMF has documented 18 episodes of developed countries making fiscal adjustments larger than 6% of the GDP over the last twenty years.4
Financial market volatility is challenging European authorities to bring with a comprehensive and credible policy response to guarantee debt sustainability, to limit contagion and to strengthen the banking system. However, even if their policy response is able to produce a significant reduction in financial markets concerns, it will not prevent a recession in the short-term.

[3]	The US and China account for 34% of the global GDP measured on a purchasing power parity basis.

[4]	“Strategies for fiscal consolidation in the post-crisis world”, IMF, 2010. According to the IMF, the average fiscal adjustment was 10.1% of GDP over an average time span of 7.3 years.

US GAAP	3Q11
As a matter of fact, European economies are tightening fiscal policies, in a move that in the short-term reinforces recessionary pressures. To the extent that the fiscal adjustment programs are primarily conducted through expenditure cuts and privatizations jointly with labor market reforms to make them more flexible and meritocratic, they will have a better chance to be successful.
Former experience of large fiscal adjustments of developed economies more focused on a mixture of cuts in government spending and reforms tells that credibility tends to improve rapidly. It means a faster return to financial markets, lower real interest rates and incentives to private sector investment. Reduced labor demand pressure from government entities tends to lower real wages; this alongside productivity growth arising from reforms will be instrumental for the badly needed increase in competitiveness by some of the Eurozone economies.
However, it seems that tax rate hikes and/or the creation of new taxes are making up the bulk of the fiscal adjustment programs adopted by some European countries. This makes things more difficult, prolonging recessions and cutting into long-term potential growth rates, thus producing risks of stagnation.
The stagnation of the Italian economy over the last ten years, when per capita real output experienced negative growth, provides clear evidence that labor market rigidities, tight regulations and a high tax burden are detrimental to economic growth.
Even though globalization suggests a higher comovement of international business cycles, empirical evidence does not support this assumption. There has been a slight decrease in international business cycle synchronization while synchronization in business cycles within the groups of developed economies and emerging market economies has become higher with globalization.
This gives support to the decoupling hypothesis, as it suggests that business cycles among emerging market economies are more influenced now by their own specific dynamics as a consequence of the stronger trade and investment linkages between them. The latest global financial crisis provided an evidence of decoupling, as emerging market economies showed much greater resilience to the global downturn than the developed world.
In light of the mediocre growth outlook for the developed economies, we expect the global economy to continue to expand at below-trend pace over the next twelve months. In emerging market economies policy makers are shifting their focus from inflation to growth and we foresee robust performance in the near future, minimizing the negative spillover from the advanced economies.
China’s GDP growth has been more moderate than in the pre-2008 period, when expansion averaged 12% per annum, against 10.3% for 2009-2010, and 8.5% over the last couple of quarters.
Net exports are much less important now as a driver of aggregate demand than in 2007/2008, when it was responsible for 25/30% of the GDP expansion. Growth now has been entirely driven by domestic demand since 2009. As a consequence, an export decrease caused by an eventual global recession tends to generate a much smaller drag on growth than in the 2008/2009 period.
In addition to that, while in 2008 the property sector was facing contraction due to credit tightening, now it is growing with credit controls more focused on restraining investment in housing portfolios.
One major investor concern is about the likelihood of a sharp slowdown in the Chinese real estate industry as it is responsible for 25% of fixed asset investment, a key driver of economic growth, and for half of steel consumption.
New floor space starts increased by 24% in the first nine months of the year, giving support to steel consumption in the next twelve months. On the other hand, housing sales have been slowing and land sales are falling.
However, the social housing program is providing a cushion to the deceleration in private sector activity. Out of the 10 million units targeted for this year 98.6% had reported start of construction by September, and another 10 million units are scheduled for 2012.
Fiscal policy will likely turn more growth supportive, allowing expansion in infrastructure investment projects, particularly in the inland and western regions, in accordance with the guidelines of the 12th five-year plan.

US GAAP	3Q11
Consumer price inflation, which is being spearheaded by food price increases, is very likely to drop, giving room for economic authorities to ease monetary policy and credit controls.
Equity and commodity markets have been pricing a deep global economic downturn regardless of fundamentals. Market multiples for mining companies reached similar levels to the lows of second half of 2008, when a major global financial shock took place. This year, in sharp contrast to 2008, when nickel prices were falling and inventories were climbing, nickel prices decreased 35.7% from their peak level in February with a simultaneous drop in inventories from peak to now by 37.0%.
Demand for nickel remains strong in the Asia Pacific region, especially in China where stainless steel producers have made a move towards a more intense utilization of primary nickel at the expense of nickel pig iron. Nickel prices have been nearing the cash cost level of less efficient nickel pig iron producers, a factor which tends to create some downward rigidity in prices.
While demand for nickel in Europe remains weak after the summer season, in the US non-stainless steel markets remain resilient to the slow growth scenario. For high nickel alloys, the aerospace engine business remains strong as well as orders in medical alloy and corrosion resistant alloy sectors. Demand from alloy steel and foundry businesses is also keeping strong.
Copper prices have been following a similar pattern. There was a sharp fall from their peak level in February this year, by 30.4%, even in face of a decline in stocks. Given the structural constraints to supply expansion, market deficit is likely to persist, given the tightness in the scrap market and the high physical premia in the Shanghai market, signaling the resurgence of a strong demand in China after a de-stocking period.
The global iron ore market has remained tight as suggested by price levels.
Global crude steel output in September increased by 9.7% on a year-on-year basis, running at 1.48 billion metric tons, on an annualized basis. China’s iron ore imports continued to expand, reaching 60.6 million metric tons in September, 15.2% higher than in same month of 2010. In the first nine months of the year Chinese imports totaled 508.7 million metric tons, 11.1% above the same period of last year.
Only recently have iron ore prices weakened, mainly as a result of two main factors. First, a seasonal supply increase in Brazil and Australia and the end of the monsoon season in India. Second, the effect of the Chinese credit policy on traders — large players in the spot market — who are not being allowed to use iron ore stocks as a guarantee for bank credit.
With its recent fall, iron ore prices are reaching levels very close to the cash costs of marginal suppliers, beginning to incentivize supply adjustment. Besides that, from the end of the year, due to seasonality, the iron ore production in Brazil, Australia and China tends to be reduced.
As stated early last year, Vale adopts a flexible stance towards iron ore pricing and we have implemented the quarterly pricing system very successfully on a global basis. It has brought transparency, flexibility and efficiency to iron ore pricing, simultaneously providing steelmakers with predictability about the prices of a key raw material to their industry.
Highly committed to meet the needs of its clients, Vale is ready to adapt iron ore pricing since it continues to reflect market conditions and preserves the principles of the quarterly pricing system.
Therefore, we foresee prices remaining high for a long period ahead as the global iron ore market is very likely to continue to show strong fundamentals, stemming from the economic development and structural transformation of emerging market economies and the constraints to supply growth.
Among the impediments to a fast response of iron ore supply to price incentives, we highlight the need to invest just to replenish lost capacity — amounting to an estimated minimum of 80 million metric tons per year on a global basis — and to build a costly logistics infrastructure alongside the increasing difficulties posed by environmental permitting, the increasing scarcity of high quality reserves of iron ore and skilled labor, and the tightness in equipment and engineering services supply.

US GAAP	3Q11
As the world’s lowest cost iron ore producer and with the largest and highest quality proven and probable reserves, we have been facing several constraints to the development of our project pipeline, a factor that has meant delays in their delivery.
In addition to these factors, there has been an upward shift of operating costs, resulting from rising input prices, the exploitation of low quality deposits and a global tendency to higher mining taxes in the aftermath of the global financial crisis of 2008.

US GAAP	3Q11
•	REVENUES
Gross operating revenues totaled US$ 16.741 billion in 3Q11, an all-time high figure in Vale’s history. This represented a 9.1% increase over US$ 15.345 billion in 2Q11 and 15.5% higher than 3Q10.
Compared to 2Q11, revenue increase fundamentally reflects the expansion of sales volumes, which produced a positive effect of US$ 1.442 billion, primarily driven by the rising shipments of bulk materials and base metals, with US$ 795 million and US$ 494 million, respectively. The fall in base metals prices, influenced by negative expectations on the macroeconomy, cut revenues by US$ 427 million, being partially offset by the effect of higher iron ore prices, US$ 282 million. As a whole, sales prices contributed to reduce revenues by US$ 46 million.
Sales revenues of bulk materials — iron ore, pellets, manganese ore, ferroalloy, metallurgical and thermal coal — represented 76.2% of the total operating revenues in 3Q11, in line with 76.1% in 2Q11.
The share of base metals in total revenues decreased to 13.7% from 14.5% in 2Q11, fertilizers increased to 6.2% from 5.7%, and logistics services were 3.0%, in line with 2Q11.
Sales to Asia accounted for 53.7% of total revenues, up from 52.1% in 2Q11. This is mainly explained by the rise of China’s share to 35.4% from 32.6%. Japan’s participation was 11.6%, in line with 11.7% in 2Q11. The Americas saw a slight decrease to 24.4% from 25.2%, as did Europe, which decreased to 18.9% from 20.0%.
On a country basis, China provided the largest share of our revenues with 35.4% in 3Q11, Brazil represented 17.8%, Japan 11.6%, Germany 6.7%, South Korea 4.2% and Italy 2.9%.

US GAAP	3Q11
Table 2 — OPERATING REVENUE BREAKDOWN

US$ million	3Q10%		2Q11%		3Q11%
Bulk materials	11,257	77.7	11,680	76.1	12,765	76.3
Ferrous minerals	11,040	76.2	11,425	74.5	12,479	74.5
Iron ore	8,724	60.2	9,102	59.3	10,136	60.5
Pellets	2,076	14.3	2,113	13.8	2,149	12.8
Manganese ore	67	0.5	51	0.3	46	0.3
Ferroalloys	160	1.1	150	1.0	139	0.8
Pellet plant operation services	7	0.1	9	0.1	9	0.1
Others	6	—	—	—	—	—
Coal	217	1.5	256	1.7	285	1.7
Thermal coal	113	0.8	139	0.9	124	0.7
Metallurgical coal	104	0.7	117	0.8	161	1.0
Base metals	1,919	13.2	2,225	14.5	2,292	13.7
Nickel	891	6.1	1,461	9.5	1,437	8.6
Copper	395	2.7	491	3.2	646	3.9
PGMs	10	0.1	159	1.0	81	0.5
Precious metals	10	0.1	90	0.6	99	0.6
Cobalt	4	—	23	0.1	29	0.2
Aluminum	215	1.5	—	—	—	—
Alumina	387	2.7	—	—	—	—
Bauxite	7	—	—	—	—	—
Fertilizer nutrients	801	5.5	867	5.7	1,037	6.2
Potash	87	0.6	68	0.4	80	0.5
Phosphates	573	4.0	584	3.8	713	4.3
Nitrogen	131	0.9	194	1.3	216	1.3
Others	10	0.1	21	0.1	28	0.2
Logistics services	407	2.8	476	3.1	502	3.0
Railroads	308	2.1	357	2.3	358	2.1
Ports	99	0.7	119	0.8	144	0.9
Others	112	0.8	96	0.6	146	0.9
Total	14,496	100.0	15,345	100.0	16,741	100.0
Table 3 — OPERATING REVENUE BY DESTINATION

US$ million	3Q10%		2Q11%		3Q11%
North America	506	3.5	679	4.4	786	4.7
USA	197	1.4	406	2.6	449	2.7
Canada	275	1.9	254	1.7	304	1.8
Mexico	34	0.2	19	0.1	33	0.2
South America	2,845	19.6	3,189	20.8	3,305	19.7
Brazil	2,639	18.2	2,904	18.9	2,985	17.8
Others	206	1.4	285	1.9	320	1.9
Asia	8,179	56.4	7,993	52.1	8,998	53.7
China	5,157	35.6	5,005	32.6	5,927	35.4
Japan	1,674	11.5	1,790	11.7	1,937	11.6
South Korea	650	4.5	626	4.1	701	4.2
Taiwan	303	2.1	299	1.9	236	1.4
Others	395	2.7	273	1.8	197	1.2
Europe	2,492	17.2	3,067	20.0	3,166	18.9
Germany	885	6.1	985	6.4	1,114	6.7
France	188	1.3	258	1.7	205	1.2
Netherlands	119	0.8	192	1.3	186	1.1

US GAAP	3Q11

US$ million	3Q10%		2Q11%		3Q11%
UK	242	1.7	395	2.6	236	1.4
Italy	285	2.0	546	3.6	479	2.9
Turkey	118	0.8	84	0.5	138	0.8
Spain	148	1.0	129	0.8	136	0.8
Others	507	3.5	478	3.1	672	4.0
Middle East	258	1.8	255	1.7	277	1.7
Rest of the World	216	1.5	162	1.1	209	1.2
Total	14,496	100.0	15,345	100.0	16,741	100.0
•	COSTS
In 3Q11, COGS were up by US$ 531 million on a quarter-on-quarter basis, reaching US$ 6.252 billion. In net terms, if we discount the effect of higher sales volumes and depreciation charges, which added, respectively, US$ 330 million and US$ 33 million, and the appreciation of US dollar5, which mitigated costs by US$ 89 million, higher input and services prices led to an increase of COGS of US$ 257 million.
Although there is no doubt that cost increases are negative events, the 3Q11 rise was relatively small in face of substantial cyclical cost pressures, reflecting our focus on maximizing efficiency.
The higher costs were basically explained by the rise in purchase of products, US$ 87 million, royalties payments related to iron ore and nickel, US$ 50 million, expenses with materials, US$ 41 million, and gas and energy consumption, US$ 40 million.
Expenditures with outsourced services totaled US$ 1.202 billion — 19.2% of COGS — against US$ 1.088 billion in 2Q11. The US$ 114 million cost increase was chiefly caused by higher sales volumes, US$ 117 million, which was partially offset by the appreciation of the US dollar (US$ 18 million).
Cost of materials — 16.4% of COGS — was US$ 1.025 billion, up 12.8% against 2Q11. Excluding the effects of higher sales volumes (US$ 90 million) and currency price changes (cost decrease of US$ 15 million), costs of materials increased by US$ 41 million vis-à-vis 2Q11, showing the inflation pressure on input prices, such as ammonia in our fertilizer operations.
In 3Q11, expenses with energy consumption accounted for 13.0% of COGS. They amounted to US$ 811 million, showing an increase of 12.8% when compared to the previous quarter. Costs of electricity consumption of US$ 233 million were 11.5% higher than 2Q11, due to volume and price increases.
Expenditures with fuel and gases increased 13.3%, reaching US$ 578 million, mostly due to the seasonal increase in the movement of run-of-the-mine (ROM) material. We handled 13% more ROM in 3Q11, entailing a greater consumption of diesel oil.
Personnel costs reached US$ 819 million, representing 13.1% of COGS, against US$ 741 million in 2Q11. The collective agreement of our employees in Brazil and Canada increased personnel costs by US$ 48 million. In addition, it is worth noting that as a consequence of the expansion of Vale operations, headcount is increasing, entailing higher expenses. The number of employees rose to 77,055 workers in September 2011 from 74,076 in June 2011.
In September 2011 we settled a two-year agreement with a group of 14 labor unions in Brazil, representing 61% of our total employees. Under the agreement, there was an 8.6% wage increase in November 2011, which will be followed by another hike of 8% in November 2012. The collective agreement involved also: (a) a one-off bonus, which impacted COGS by US$ 17 million; (b) a retention bonus, which will accrue linearly over a 24-month period and which increased personnel costs by US$ 23 million in 3Q11. Also in September, we settled a new three-year collective agreement with our Thompson employees, which resulted in a one-off effect of bonus paid of US$ 8 million.

[5]	COGS currency exposure in 3Q11 was made up as follows: 59% Brazilian real, 19% US dollar, 15% Canadian dollar, 2% Australian dollar, 1% Indonesian rupiah and 4% in other currencies.

US GAAP	3Q11
The cost of purchasing products from third parties amounted to US$ 608 million — 9.5% of COGS — against US$ 555 million in 2Q11.
The purchase of iron ore and pellets amounted to US$ 331 million, against US$ 319 million in the previous quarter. The volume of iron ore bought from smaller miners was 2.4 million metric tons (Mt) in 3Q11 compared to 2.2 Mt in 2Q11. The acquisition of pellets from our joint ventures amounted to 444,000 metric tons in this quarter, a decrease of 516,000 metric tons.
Expenditures with the purchase of base metals products rose to US$ 194 million from US$ 178 million in 2Q11 impacted by higher copper ore purchases. We bought 11,300 t of copper ore against 4,200 t in 2Q11, which were partially offset by lower nickel purchases totaling to 4,000 t from 5,400 t in 2Q11.
Costs with shared services decreased by US$ 2 million to US$ 105 million in 3Q11, continuing to be affected by the rental of new hardware equipment.
Depreciation and amortization — 14.8% of COGS — amounted to US$ 923 million, against US$ 890 million in 2Q11.
Other operational costs reached US$ 759 million against US$ 712 million in 2Q11. The US$ 47 million increase was mainly influenced by the higher royalties paid for nickel mining at Voisey’s Bay (US$ 34 million) and iron ore mining in Brazil (US$ 16 million).
Sales, general and administrative expenses (SG&A) totaled US$ 654 million in 3Q11, US$ 220 million above 2Q11. Greater SG&A expenses were primarily caused by a rise in selling expenses (US$ 112 million), reflecting the adjustments for nickel and copper prices during 3Q11 (US$ 65 million), and administrative expenses (US$ 108 million), driven by outsourced services (US$ 39 million) and personnel services (US$ 19 million).
Research and development (R&D), which reflects our investment in creating long-term growth opportunities, amounted to US$ 440 million, US$ 77 million higher than 2Q116.
Other operational expenses reached US$ 643 million, against US$ 724 million in 2Q11, due to the decrease of US$ 17 million in pre-operating and start-up related expenses, which reached US$ 328 million in 3Q11. This result was determined mainly by the pre-operating costs related to Onça Puma, which decreased by US$ 63 million, partially offset by the increase in start-up costs of VNC, to US$ 148 million from US$ 110 million in 2Q11. Besides the pre-operating and start-up costs, we recognized US$ 33 million of contingencies in 3Q11, a decrease of US$ 46 million when compared to 2Q11.

[6]
This is an accounting figure. In the Investment section of this press release we disclose the amount of US$ 387 million for research and development, computed in accordance with the financial disbursement in 3Q11.

US GAAP	3Q11
Table 4 — COGS BREAKDOWN

US$ million	3Q10%		2Q11%		3Q11%
Outsourced services	722	14.1	1,088	19.0	1,202	19.2
Cargo freight	215	4.2	333	5.8	368	5.9
Maintenance of equipments and facilities	196	3.8	193	3.4	203	3.3
Operational Services	179	3.5	210	3.7	295	4.7
Others	132	2.6	352	6.2	336	5.4
Material	732	14.3	909	15.9	1,025	16.4
Spare parts and maintenance equipment	342	6.7	381	6.7	374	6.0
Inputs	238	4.6	338	5.9	456	7.3
Tires and conveyor belts	37	0.7	61	1.1	57	0.9
Others	116	2.3	129	2.3	138	2.2
Energy	864	16.9	719	12.6	811	13.0
Fuel and gases	544	10.6	510	8.9	578	9.2
Electric energy	321	6.3	209	3.6	233	3.7
Acquisition of products	399	7.8	555	9.7	608	9.7
Iron ore and pellets	257	5.0	319	5.6	331	5.3
Aluminum products	68	1.3	—	—	—	—
Nickel products	63	1.2	178	3.1	194	3.1
Other products	11	0.2	58	1.0	83	1.3
Personnel	516	10.1	741	13.0	819	13.1
Depreciation and exhaustion	613	12.0	890	15.6	923	14.8
Shared services	69	1.4	107	1.9	105	1.7
Others	1,198	23.4	712	12.5	759	12.1
Total	5,113	100.0	5,721	100.0	6,252	100.0
•	OPERATING INCOME
Operating income, as measured by adjusted EBIT, reached US$ 8.373 billion in 3Q11, being the highest quarterly operating income recorded by Vale. It showed an increase of 8.1% from US$ 7.747 billion in 2Q11 and 6.9% from US$ 7.836 billion in 3Q10.
The increase in the adjusted EBIT of US$ 626 million was mainly due to the effect of higher sales volumes, US$ 1.112 billion, which were partly offset by lower sales prices, US$ 46 million, higher COGS, US$ 290 million, and higher SG&A, US$ 220 million.
The adjusted EBIT margin in 3Q11 was 51.2%, in line with 51.7% in 2Q11 but lower than 55.6% in 3Q10.
•	NET EARNINGS
Net earnings were US$ 4.935 billion in 3Q11, equal to US$ 0.94 per share on a fully diluted basis.
The depreciation of the Brazilian real against the US dollar was the main cause of the decrease of net earnings relative to 2Q11, when it reached US$ 6.452 billion7. While operating income was US$ 8.373 billion, the net financial result, which includes the effects of derivatives and exchange and monetary losses in addition to net financial expenses, reduced net earnings before taxes by US$ 3.393 billion.

[7]	For more detailed information on the exchange rate effects on our results, please refer to the Effects of Currency Price Volatility on Vale’s Financial Performance box.

US GAAP	3Q11
In the first nine months of 2011 (9M11), net earnings totaled US$ 18.213 billion, 60.5% higher than the US$ 11.347 billion in the same period of 2010.
Net financial expenses totaled US$ 634 million, from US$ 288 million in 2Q11. Financial revenues totaled US$ 188 million, below the US$ 226 million figure for last quarter. Financial expenses increased to US$ 822 million from US$ 514 million in the previous quarter, in part explained by the mark-to-market of shareholders’ debentures, which had caused a non-cash charge of US$ 94 million.
In 3Q11, the net effect of the mark-to-market of the transactions with derivatives had a negative charge on earnings of US$ 568 million, against a positive impact of US$ 358 million in 2Q11. These transactions produced a net positive cash flow impact of US$ 74 million.
The mark-to-market of the currency and interest rate swaps, structured to convert debt denominated in other currencies into US dollars to protect our cash flow from exchange rate volatility, produced a negative non-cash effect of US$ 593 million in 3Q11, but a positive cash flow impact of US$ 40 million.
Our positions with nickel derivatives produced a positive non-cash charge of US$ 23 million in 3Q11 against net earnings and a positive impact of US$ 21 million to our cash flow.
The derivative transactions related to bunker oil, structured to minimize the volatility of the cost of maritime freight, had a positive non-cash impact of US$ 1 million, and generated a positive impact on our cash flow of US$ 13 million.
As a consequence of the sharp depreciation of Vale’s functional currency, the Brazilian real, against the US dollar, foreign exchange and monetary variations caused a negative impact on our net earnings of US$ 2.191 billion8, against a positive impact of US$ 578 million in 2Q11.
Equity income was US$ 282 million against US$ 406 million in 2Q11. The non-consolidated affiliates in the bulk materials business were the major contributors with US$ 254 million, followed by base metals with US$ 67 million, and logistics with US$ 32 million. Other investments caused a negative effect of US$ 71 million on earnings.
In 3Q11, Norsk Hydro ASA (Hydro), an affiliated company, produced equity income equal to US$ 70 million. As Hydro is a publicly listed company, the impact of its performance was accounted for in our financial statements based only on public information and therefore, in some periods a lag could occur between the periods covered by the information.
In addition to Hydro, the greatest contributors to equity income were Samarco (US$ 207 million) and MRS (US$ 32 million).

[8]	For more detailed information on the exchange rate effects on our results, please refer to the Effects of Currency Price Volatility on Vale’s Financial Performance box.

US GAAP	3Q11
•	EFFECTS OF CURRENCY PRICE VOLATILITY ON VALE’S FINANCIAL PERFORMANCE
As a consequence of the heightened financial asset price volatility, the Brazilian real (BRL) underwent a significant depreciation in 3Q11 against the US dollar (USD). The price of the USD rose to BRL 1.8544 as of September 30, 2011, from BRL 1.5611 as of June 30, 2011. If we take only quarterly average exchange rates, the depreciation of BRL was milder: BRL 1.6357/ USD in 3Q11 against BRL 1.5962/USD.
A depreciation of the BRL against USD generates distinct types of effects: balance sheet and flow effects, cash and non-cash effects.
Although we report our financial performance in USD, the functional currency for accounting purposes of our parent company, Vale S. A., is the BRL.
Thus, given this accounting rule, a depreciation of the BRL against the USD produces a non-cash balance sheet effect on earnings before taxes through its impact on net financial liabilities — USD denominated debt minus cash availabilities in USD and accounts receivable in USD. This is recorded in the financial statements as “exchange and monetary losses” and amounted to US$ 2.191 billion in 3Q11, thus reducing our earnings before taxes by the same amount.
In addition to this stock or balance sheet effect there are two flow effects, the first channeled through impacts on derivatives used to minimize volatility of our cash flow in USD and the cash flow effect itself.
As described in our 3Q08 earnings release, “Reaching new highs”, October 23, 2008, Risk management box, pages 21-239, we use foreign exchange swaps to convert our debt (principal and interest rates payments) denominated in BRL into USD. As of September 30, 2011, the value of our debt denominated in BRL swapped into USD was US$ 6.139 billion, with an average cost of 4.68% per annum after the currency swap.
In 3Q11, the mark-to-market of the fair value of the currency swaps from BRL to USD caused a one-off non-cash loss of US$ 688 million, which reduced our earnings before taxes but without producing any cash flow or even adjusted EBITDA effect. At the settlement date of the currency swap, all else constant, we will have a lower USD cash disbursement (in USD equivalent) to pay debt principal and interest, offset by a cash disbursement with the liquidation of the currency swap. Therefore, the effect of the currency depreciation through derivatives is cash neutral.
The second flow effect of the BRL depreciation affects earnings before taxes, operational cash flow, adjusted EBIT and adjusted EBITDA. Unless there is a reversal of the exchange rate variation, with the depreciation of 3Q11 being hypothetically offset by an appreciation of at least the same magnitude, this flow effect will continue to generate positive impacts on earnings before taxes, operational cash flow, adjusted EBIT and adjusted EBITDA for some time in the following quarters.
This effect stems from the asymmetry in the currency composition of our revenues and costs of goods sold. While most of our revenues are USD denominated, 59% of our costs of goods sold were denominated in BRL and 15% in Canadian dollars (CAD), with only a minor portion in USD (19%).
It had a much smaller impact than the negative non-cash balance sheet (US$ 2.191 billion) and derivatives (US$ 688 million) effects, producing a net positive influence on earnings before taxes, operational cash flow, adjusted EBIT and adjusted EBITDA of US$ 77 million. This is explained by the fact that the depreciation of the average BRL/USD exchange rate, relevant for the measurement of the impact on flow variables, was smaller (2.4%) than the one used for assessing the effect on stock variables (15.8%), as the bulk of the BRL devaluation took place during September, the last month of the quarter.
The revenue/cost flow effect is a cash effect and tends to continue to produce positive results on operational cash flow, adjusted EBIT, adjusted EBITDA and earnings before taxes over the future, the derivat ives effect is cash neutral and one-off, and the balance sheet effect is non-cash and one-off. The BRL depreciation generates positive effects on our cash flow, which is the source of value creation, not accounting earnings.

[9]	See http://www.vale.com/en-us/investidores/press-releases/pages/default.aspx

US GAAP	3Q11
•	CASH GENERATION
In 3Q11, cash generation, as measured by the adjusted EBITDA, was the highest in Vale’s history, reaching US$ 9.631 billion, with a 6.2% increase over the last record of US$ 9.069 billion set in 2Q11. The cash generated in the last 12-month period ended on September 30, 2011 also reached a new record, totaling US$ 36.745 billion.
Dividends received from non-consolidated affiliates were US$ 240 million, coming from Samarco, US$ 225 million, and Kobrasco, US$ 15 million.
The share of bulk materials in cash generation increased to 95.1% from 94.0% in 2Q11, while the base metals share decreased to 6.9% from 8.3% in the previous quarter, due to lower sales prices of nickel and copper. The share of fertilizers was 2.5% and logistics, 1.1%. R&D expenditures and the performance of other businesses reduced adjusted EBITDA by 5.6%.
Table 5 — QUARTERLY ADJUSTED EBITDA

US$ million	3Q10	2Q11	3Q11
Net operating revenues	14,102	14,989	16,361
COGS	(5,113)	(5,721)	(6,252)
SG&A	(418)	(434)	(654)
Research and development	(216)	(363)	(440)
Other operational expenses	(519)	(724)	(643)
Adjusted EBIT	7,836	7,747	8,373
Depreciation, amortization & exhaustion	696	979	1,018
Dividends received	283	343	240
Adjusted EBITDA	8,815	9,069	9,631
Table 6 — ADJUSTED EBITDA BY BUSINESS AREA

US$ million	3Q10	2Q11	3Q11
Bulk materials	8,336	8,524	9,159
Ferrous minerals	8,264	8,500	9,173
Coal	72	24	(14)
Base metals	521	754	660
Fertilizer nutrients	54	209	239
Logistics	116	80	107
Others	(212)	(498)	(534)
Total	8,815	9,069	9,631
•	INVESTMENTS
•	Capital allocation improvements
In the search for continuous improvement in capital allocation, we have developed several initiatives aiming at improving standards in project development to maximize shareholders’ returns, from environmental licensing until the transition to the operational phase.
Vale is developing several actions to expedite the environmental licensing, which has become the main risk factor in project development. Among these actions, we highlight investments in training programs, the development of a Best Practices Guide for Environmental Licensing and the Environment — which deals with the interface between the project implementation and environmental licensing phases — the assembly of teams of highly skilled specialists, increased involvement from the operational areas, stronger interaction with the environmental protection authorities and the creation of an Executive Committee of Environmental Licensing, which deliberates on actions to streamline licensing processes.

US GAAP	3Q11
Alongside these initiatives, we have adopted rigorous risk analysis of cost and deadline deviations in relation to planning as mandatory, with periodic reviews to allow preventive action, the implementation of processes to smooth the transition from project to operation, the use of value engineering, the intensification of training in procedures and practices of project management, and the sharing of the knowledge and lessons learned from project implementation.
•	Organic growth
In 3Q11, investments, excluding acquisitions, amounted to US$ 4.529 billion. US$ 3.113 billion was spent on project execution, US$ 387 million on research and development (R&D), and US$ 1.029 billion on the maintenance of existing operations.
Capex — excluding acquisitions — in the first nine months of the year totaled US$ 11.308 billion, with a significant increase of 49% over the US$ 7.614 billion invested in the same period of 2010, however still largely below budget. This is due to delays in environmental licensing and the tightness in labor, equipment and engineering services supply.
Our investments continue to reflect the focus on organic growth as the key strategic priority. Of the total disbursement in 9M11, 77% was allocated to finance growth, involving project execution and R&D.
In 3Q11, R&D investments comprised expenditures of US$ 110 million in mineral exploration, US$ 32 million in natural gas exploration, US$ 211 million in conceptual, pre-feasibility and feasibility studies for projects, and US$ 35 million to develop new processes and for technological innovations and adaptation of technologies.
Investments of US$ 1.659 billion were made in the bulk materials business, US$ 1.062 billion in base metals, US$ 1.131 billion in logistics, US$ 307 million in fertilizer nutrients, US$ 191 million in power generation, US$ 54 million in steel projects and US$ 126 million in corporate activities and other business segments.
The start-up of the Salobo copper mine, in Carajás, Brazil, was rescheduled to the second quarter of 2012. Delays on engineering works, which led to the replacement of the former contractors, were the cause for the postponement.
Projects started-up in 3Q11
Moatize I, the first phase of the Moatize coal project, in the province of Tete, Mozambique, started production in 3Q11. Moatize is a world-class asset, with long-life reserves, open cut mining and low mining and operating costs. It has a nominal production capacity of 11 Mtpy, comprising 8.5 Mtpy of metallurgical coal and 2.5 Mtpy of thermal coal. The main branded product to be sold is the Chipanga prime hard coking coal (HCC) while a regular HCC product is still under study.
Moatize is our first greenfield coal project and the first project concluded by Vale on the African continent. In 3Q11, the Board of Directors approved an increase of total capex to US$ 1.882 billion, to finalize the project, out of which US$ 1.637 billion was executed by September 2011.
In 3Q11, Vale started-up the two turbines of the Karebbe hydropower plant, in Sorowako, Indonesia. The operation of Karebbe will support expansion plans and at the same time will have an important role in our efforts to curb the production costs of our Indonesian nickel operations. The Karebbe capex approved by our Board of Directors amounts to US$ 410 million, out of which we executed US$ 377 million.
Projects recently approved by the Board of Directors
The expansion of Moatize and the Nacala Corridor project were approved by our Board of Directors after reaching a more advanced stage of development.

US GAAP	3Q11
Moatize II allows us to leverage our rich coal resources in Mozambique. The open cut mine project will add 11 Mtpy of nominal production capacity to our operations, which will total 22 Mtpy, by duplicating the CHPP and expanding the infrastructure. Moatize II production is estimated to be composed of 70% HCC and 30% thermal coal. Capex approved by the Board totals US$ 2.07 billion and the start-up is expected for the second half of 2014.
Given the logistics intensiveness of coal, we are investing in the Nacala Corridor, which encompasses railway construction/renovation and the building of a maritime terminal, with an estimated nominal capacity to handle 18 Mtpy of coal, with potential to reach in the future expansions up to 30 Mtpy. The start up of the project is expected for the second half of 2014 and the investments approved by the Board of Directors amount to US$ 4.444 billion, US$ 3.435 billion for the railroad and US$ 1.009 billion for the maritime terminal.
The 912 kilometers long Nacala railroad project involves the recovery of 682 kilometers of the existing railway in Malawi and Mozambique, and construction of 230 kilometers, composed of a 201-kilometer stretch connecting Moatize to the Nkaya, in Malawi, and 29.3 kilometers linking the existing railway to the new coal maritime terminal to be built in the coast of Mozambique. The Nacala coal maritime terminal, located in Nacala-à-Velha, Mozambique, is one of best ports in East Africa and will be able to receive Handymax, Panamax and Capesize ships.
Aligned with the decision to invest in the Nacala Corredor and following up on the initial acquisition of a 51% stake of Sociedade Desenvolvimento Corredor do Norte S.A. (SDCN) in September 2010, we acquired an additional 16% stake for US$ 8 million in 3Q11, reaching 67% participation in the company that controls each of the existing railways in Mozambique (CDN) and Malawi (CEAR).
Also in 3Q11, we disbursed US$ 70.1 million for a 9% stake in Norte Energia S.A. (NESA), which was established with the purpose of implementing, operating and exploring the Belo Monte hydroelectric plant in the Brazilian state of Pará, as previously disclosed.
Table 7 — TOTAL INVESTMENT BY CATEGORY

US$ million	3Q10%		2Q11%		3Q11%
Organic growth	2,248	73.0	3,075	76.2	3,500	77.3
Projects	1,902	61.7	2,656	65.8	3,113	68.7
R&D	346	11.2	419	10.4	387	8.6
Stay-in-business	833	27.0	960	23.8	1,029	22.7
Total	3,081	100.0	4,036	100.0	4,529	100.0
Table 8 — TOTAL INVESTMENT BY BUSINESS AREA

US$ million	3Q10%		2Q11%		3Q11%
Bulk materials	1,165	37.8	1,553	38.5	1,659	36.6
Ferrous minerals	948	30.8	1,253	31.1	1,318	29.1
Coal	217	7.0	300	7.4	341	7.5
Base metals	702	22.8	1,078	26.7	1,062	23.4
Fertilizer nutrients	204	6.6	293	7.3	307	6.8
Logistics	604	19.6	842	20.9	1,131	25.0
Power generation	209	6.8	105	2.6	191	4.2
Steel	28	0.9	43	1.1	54	1.2
Others	170	5.5	122	3.0	126	2.8
Total	3,081	100.0	4,036	100.0	4,529	100.0

US GAAP	3Q11
•	DEBT INDICATORS
Total debt was US$ 22.989 billion as of September 30, 2011, with an average maturity of 10.1 years and an average cost of 4.68% per annum. Net debt(c) rose to US$ 15.424 billion from US$ 11.232 billion in 2Q11, mainly due to the decrease in cash holdings from US$ 13.227 billion to US$ 7.565 billion on September 30, 2011.
Debt leverage, as measured by total debt/LTM adjusted EBITDA(d) ratio, was 0.63x on September 30, 2011, slightly lower than the 0.68x on June 30, 2011, and significantly lower than the 1.3x on September 30, 2010. Total debt/enterprise value(e) was 17.2% on September 30, 2011, versus 13.9% on June 30, 2011.
Interest coverage, measured by the LTM adjusted EBITDA/LTM interest payment ratio(f), increased to 29.2x compared to 28.4x on June 30, 2011 and 18.1 x on September 30, 2010.
Considering hedge positions, total debt on September 30, 2011 was composed of 24% of floating interest rates and 76% of fixed interest rates linked debt, while 97% was denominated in US dollars and the remainder in other currencies.
On June 30, 2011, the Board of Directors approved a share buy-back program of up to US$ 3.0 billion to be executed up to November 25, 2011. Up to September 30, 2011, we acquired 25,988,880 common shares, at the average price of US$ 26.87 per share, and 53,105,900 preferred shares, at the average price of US$ 24.52 per share, totaling US$ 2.0 billion and corresponding to 66.68% of the total approved.
Table 9 — DEBT INDICATORS

US$ million	3Q10	2Q11	3Q11
Total debt	25,267	24,459	22,989
Net debt	15,544	11,232	15,424
Total debt / adjusted LTM EBITDA (x)	1.3	0.7	0.6
Adjusted LTM EBITDA / LTM interest expenses (x)	18.1	28.4	29.2
Total debt / EV (%)	14.4	13.9	17.2
PERFORMANCE OF THE BUSINESS SEGMENTS
•	Bulk materials
•	Ferrous minerals
Sales of iron ore and pellets reached 77.453 Mt, 6.2% higher than 2Q11. Shipments of iron ore reached 67.008 Mt, 7.0% higher than 2Q11, while pellets sales amounted to 10.445 Mt, in line with 10.253 Mt in the previous quarter.
Despite the increase, sales were lower than the 85.032 Mt record output in 3Q11. The gap between production and sales was due to three main factors: (a) the need to rebuild operational stocks required by the maintenance of efficiency in distribution; (b) the accumulation demanded by the ramp up of pellet operations and the start-up of the distribution center in Oman; (c) the softening of iron ore demand in Brazil, which caused a transitory rise in inventories, as products are being reallocated to other markets. In 3Q11, the first of our two pellet plants in the industrial site of Sohar, Oman reached the full capacity operation at 4.5 Mt per year. The second pellet plant is expected to start the ramp-up process in 4Q11.

US GAAP	3Q11
The average sale price of iron ore was US$ 151.26 per metric ton, 4.1% higher than the previous quarter, while the average pellet price was US$ 205.79 per metric ton, in line with 2Q11. Although the reference prices used for 3Q11 did not change in relation to 2Q11, the elimination of the carry-over effect and slight changes in the product mix and their characteristics in terms of Fe content and moisture were responsible for the realized price increase.
China’s participation in the sales of iron ore and pellets increased to 45.3% from 41.9% in 2Q11. Although in absolute terms sales to Europe increased, its share decreased slightly to 19.8% from 20.1%, while sales to Japan increased to 11.5% from 11.0% in 2Q11. Sales to Brazilian steelmakers and pig iron producers fell to 8.880 Mt from 9.840 Mt, which resulted in a decline of its share in total sales to 11.5%.
It is important to highlight that reported revenues for iron ore and pellets are net of the costs of maritime freight, meaning that prices of cost and freight (CFR) sales are comparable to average FOB prices. In 3Q11, Vale sold 22.4 Mt of iron ore and pellets on a CFR basis, against 17.4 Mt in 2Q11.
Volumes of manganese ore sold in 3Q11 reached 356,000 metric tons, with a 27.1% increase over 2Q11, which were offset by the decrease of the average realized prices, to US$ 129.21 from US$ 182.14 per metric ton in 2Q11. Revenues dropped to US$ 46 million from US$ 51 million in 2Q11.
Sales of ferroalloys amounted to 101,000 metric tons, in line with 2Q11, and generated revenues of US$ 139 million, against US$ 150 million, in 2Q11. The average realized price decreased to US$ 1,376.24 per metric ton from US$ 1,485.15 in 2Q11.
Sales of ferrous minerals products — iron ore, pellets, manganese and ferroalloys — produced a total revenue of US$ 12.479 billion in 3Q11, increasing 9.2% vis-à-vis the US$ 11.425 billion in 2Q11.
The adjusted EBIT margin for the ferrous minerals business was 68.3% in 3Q11, in line with 69.0% in 2Q11.
Adjusted EBITDA for the ferrous minerals operations totaled US$ 9.173 billion in 3Q11, with an increase of 7.9% compared to 2Q11. The increase of US$ 673 million was mainly due to the impact of higher volumes (US$ 678 million) and sales prices (US$ 234 million), and the positive impact of exchange rate effects (US$ 53 million). These changes were partly offset by higher SG&A expenses (US$ 144 million) and COGS (US$ 97 million), with lower dividends received from non-consolidated affiliated companies (US$ 51 million).
Table 10 — FERROUS MINERALS BUSINESS PERFORMANCE
VOLUME SOLD BY DESTINATION — IRON ORE AND PELLETS

‘000 metric tons	3Q10%		2Q11%		3Q11%
Americas	11,646	14.8	12,521	17.2	12,069	15.6
Brazil	10,208	13.0	11,026	15.1	10,063	13.0
Steel mills and pig iron producers	8,991	11.4	9,840	13.5	8,880	11.5
JVs pellets	1,217	1.5	1,186	1.6	1,183	1.5
USA	226	0.3	—	—	303	0.4
Others	1,212	1.5	1,496	2.1	1,703	2.2
Asia	51,097	65.0	44,051	60.4	48,055	62.0
China	36,166	46.0	30,568	41.9	35,114	45.3
Japan	8,204	10.4	8,034	11.0	8,899	11.5
South Korea	3,805	4.8	3,929	5.4	3,616	4.7
Others	2,922	3.7	1,520	2.1	426	0.6
Europe	13,868	17.6	14,650	20.1	15,339	19.8
Germany	5,637	7.2	5,301	7.3	6,049	7.8
United Kingdom	1,480	1.9	852	1.2	910	1.2
France	1,188	1.5	1,723	2.4	1,329	1.7
Italy	1,880	2.4	2,987	4.1	2,869	3.7
Turkey	837	1.1	504	0.7	856	1.1
Spain	936	1.2	775	1.1	696	0.9
Netherlands	214	0.3	1,199	1.6	1,021	1.3
Others	1,696	2.2	1,308	1.8	1,609	2.1
Middle East	1,028	1.3	1,052	1.4	1,085	1.4
Rest of the World	989	1.3	623	0.9	905	1.2
Total	78,628	100.0	72,897	100.0	77,453	100.0

US GAAP	3Q11
OPERATING REVENUE BY PRODUCT

US$ million	3Q10	2Q11	3Q11
Iron ore	8,724	9,102	10,136
Pellet plant operation services	7	9	9
Pellets	2,076	2,113	2,149
Manganese ore	67	51	46
Ferroalloys	160	150	139
Others	6	—	—
Total	11,040	11,425	12,479
AVERAGE SALE PRICE

US$/ metric ton	3Q10	2Q11	3Q11
Iron ore	128.21	145.30	151.26
Pellets	196.14	206.07	205.79
Manganese ore	285.91	182.14	129.21
Ferroalloys	1,774.27	1,485.15	1,376.24
VOLUME SOLD

‘000 metric tons	3Q10	2Q11	3Q11
Iron ore	68,043	62,644	67,008
Pellets	10,585	10,253	10,445
Manganese ore	233	280	356
Ferroalloys	90	101	101
•	Coal
Revenues from sales of coal products reached a record of US$ 285 million in 3Q11, showing an increase of 11.3% over the US$ 256 million in 2Q11. Revenues from shipments of thermal coal were US$ 124 million and US$ 161 million from metallurgical coal.
Total coal shipments were 1.832 Mt during 3Q11, of which 1.263 Mt of thermal coal shipments — vs. 1.454 Mt in 2Q11 — and 569,000 metric tons of metallurgical coal — vs. 456,000 metric tons in 2Q11. Although metallurgical coal sales improved, 3Q11 performance was still affected by the consequences of last year’s severe flooding in the state of Queensland, Australia, in 4Q10.
The average sale price of metallurgical coal in 3Q11 was US$ 282.54 per metric ton, being 10.1% higher than 2Q11. For thermal coal, the average sales price was US$ 98.28 per metric ton, slightly above the US$ 95.29 per metric ton in the previous quarter.
Adjusted EBTIDA for the coal business was negative US$ 14 million, in a swing from the positive cash generation of US$ 24 million in the previous quarter. Adjusting for the pre-operating expenses of Moatize of US$ 27 million, adjusted EBITDA amounts to US$ 13 million. As Moatize I starts generating revenues alongside the normalization of the Australian operations, we expect the coal operations to generate a robust cash flow.
Table 11 — COAL BUSINESS PERFORMANCE
OPERATING REVENUE BY PRODUCT

US$ million	3Q10	2Q11	3Q11
Thermal coal	113	139	124
Metallurgical coal	104	117	161
Total	217	256	285

US GAAP	3Q11
AVERAGE SALE PRICE

US$/ metric ton	3Q10	2Q11	3Q11
Thermal coal	98.73	95.29	98.28
Metallurgical coal	184.60	256.53	282.54
VOLUME SOLD

‘000 metric tons	3Q10	2Q11	3Q11
Thermal coal	1,139	1,454	1,263
Metallurgical coal	565	456	569
Table 12 — BULK MATERIALS: SELECTED FINANCIAL INDICATORS

	3Q10	2Q11	3Q11
Adjusted EBIT margin (%)
Ferrous minerals	70.3	69.0	68.3
Coal	(4.6)	(23.4)	(27.0)
Adjusted EBITDA (US$ million)
Bulk materials	8,336	8,524	9,159
Ferrous minerals	8,264	8,500	9,173
Coal	72	24	(14)
•	Base metals
Revenues from sales of base metals in 3Q11 amounted to US$ 2.292 billion, in line with US$ 2.225 billion in 2Q11. The price decline reduced revenues by US$ 427 million, while the volume increase added US$ 494 million.
Nickel sales revenues amounted to US$ 1.437 billion in 3Q11, 1.6% lower than 2Q11. The price decrease reduced revenues by US$ 306 million, while some production recovery after a period of maintenance and usage of accumulated inventory increased sales by US$ 282 million.
Nickel shipments increased to 68,000 t from 57,000 t in 2Q11. Average nickel price in 3Q11 fell 17.3% to US$ 21,132 per metric ton, versus US$ 25,542 in 2Q11.
Copper revenues were US$ 646 million in 3Q11, up 31.5% compared to US$ 491 million in 2Q11. Shipments reached 80,000 t, 45.0% higher than 2Q11, due to the all-time high output from our operations. The average copper price dropped to US$ 8,044 per metric ton from US$ 8,871 in 2Q11.
In 3Q11, revenues from the sale of PGMs (platinum group metals) were US$ 81 million, nearly half of the US$ 159 million in 2Q11. The decrease was chiefly due to the effect of the Copper Cliff smelter shutdown in 2Q11, which given the long production chain reduced the feed to Acton, our PGM refinery in the UK.
The adjusted EBIT margin dropped to 7.9% in 3Q11 from 11.4% in 2Q11. However, the EBIT margin would have increased to 16.4% if the costs of VNC, Onça Puma and Salobo were excluded. These operations are still pre-operational/ramping up and thus incurred costs but barely generated revenues.
Adjusted EBITDA in 3Q11 amounted to US$ 660 million, 12.5% lower than in the previous quarter. The decrease of US$ 94 million was mainly caused by the effect of the price drop, US$ 426 million, higher COGS, US$ 58 million, and a reduction in dividends received from non-consolidated affiliates, US$ 52 million. These negative effects were partially cushioned by the increase in sales volumes, US$ 390 million, lower SG&A expenses, US$ 41 million, and an exchange rate effect of US$ 11 million.

US GAAP	3Q11
Table 13 — BASE METALS BUSINESS PERFORMANCE
OPERATING REVENUE BY PRODUCT

US$ million	3Q10	2Q11	3Q11
Nickel	891	1,461	1,437
Copper	395	491	646
PGMs	10	159	81
Precious metals	10	90	99
Cobalt	4	23	29
Aluminum	215	—	—
Alumina	387	—	—
Bauxite	7	—	—
Total	1,919	2,225	2,292
AVERAGE SALE PRICE

US$/ metric ton	3Q10	2Q11	3Q11
Nickel	21,366.16	25,541.96	21,132.35
Copper	7,153.24	8,871.38	8,043.63
Platinum (US$/oz)	1,551.85	1,765.12	1,765.57
Cobalt (US$/lb)	13.61	15.83	18.71
VOLUME SOLD

‘000 metric tons	3Q10	2Q11	3Q11
Nickel	42	57	68
Copper	55	55	80
Precious metals (oz)	199	702	728
PGMs (oz)	11	136	70
Cobalt (metric ton)	134	659	703
Aluminum	97	—	—
Alumina	1,422	—	—
Bauxite	204	—	—
SELECTED FINANCIAL INDICATORS

US$ million	3Q10	2Q11	3Q11
Adjusted EBIT margin (%)	11.7	11.4	7.9
Adjusted EBITDA	521	754	660
•	Fertilizer nutrients
In 3Q11, total revenues from fertilizer nutrients continued to grow, reaching US$ 1.037 billion, 19.5% higher than the US$ 867 million in 2Q11.
Unlike mining products, whose prices are more influenced by demand conditions, fertilizer prices are more supply driven. As prices of food commodities, which tend to be strongly affected by weather conditions, increase, farmers are encouraged to increase their planted area and to foster productivity gains, thus using more fertilizers. After a sharp fall in 2009, the global demand for fertilizers expanded, and even with a higher capacity utilization of existing operations, prices have been trending upward.
Revenues from sales of potash totaled US$ 80 million in 3Q11, increasing 17.6% from the previous quarter. Sales volumes reached 152,000 t in 3Q11, 10.1% higher than the 138,000 t in the previous quarter. The average sales price increased to US$ 526.32 from US$ 492.75 in 2Q11.
Phosphate products’ sales reached US$ 713 million in 3Q11, 22.0% higher than 2Q11. Total shipments of MAP were 245,000 t, TSP 184,000 t, SSP 774,000 t, DCP 133,000 t and phosphate rock 680,000 t.
Sales of nitrogen fertilizers reached US$ 216 million, with an 11.6% increase from the US$ 194 million in the previous quarter. Sales of other related products totaled US$ 28 million in 3Q11.

US GAAP	3Q11
The EBIT margin of the fertilizer nutrients business was 8.0% in 3Q11, in line with the 7.9% in the previous quarter.
Adjusted EBITDA for the fertilizers business grew to US$ 239 million in 3Q11, 14.4% higher than the previous quarter. The major factors for the increase of US$ 30 million compared to 2Q11 were higher sales prices, US$ 72 million, and higher sales volumes, US$ 39 million, which were partly offset by higher COGS, US$ 67 million, and higher SG&A expenses, US$ 18 million.
Table 14 — FERTILIZER NUTRIENTS BUSINESS PERFORMANCE
OPERATING REVENUE BY PRODUCT

US$ million	3Q10	2Q11	3Q11
Potash	87	68	80
Phosphates	573	584	713
Nitrogen	131	194	216
Others	10	21	28
Total	801	867	1,037
AVERAGE SALE PRICE

US$/ metric ton	3Q10	2Q11	3Q11
Potash	401	493	526
Phosphates
MAP	486	718	711
TSP	386	621	603
SSP	218	278	299
DCP	558	705	731
Nitrogen	393	569	646
VOLUME SOLD

‘000 metric tons	3Q10	2Q11	3Q11
Potash	217	138	152
Phosphates
MAP	351	133	245
TSP	277	179	184
SSP	771	724	774
DCP	133	145	133
Nitrogen	335	341	335
SELECTED FINANCIAL INDICATORS

	3Q10	2Q11	3Q11
Adjusted EBIT margin (%)	(2.0)	7.9	8.0
Adjusted EBITDA	54.0	209.0	239.0
•	Logistics services
Logistics services produced revenues of US$ 502 million in 3Q11, increasing from US$ 476 million in the previous quarter and from US$ 407 million in 3Q10.
Revenues with rail transportation of general cargo were of US$ 358 million, in line with the US$ 357 million in 2Q11, due to the continuation of the crop season in Brazil, which begins in the second quarter and stretches into the third quarter.

US GAAP	3Q11
Vale railroads — Carajás (EFC), Vitória a Minas (EFVM), Norte-Sul (FNS) and Centro-Atlântica (FCA) — transported 6.657 billion ntk10 of general cargo for clients in 3Q11, a quarter-on-quarter increase of 4.1%. This was explained by the rise of 13% in volumes of agricultural products transported.
The main cargoes carried by our railroads in 3Q11 were agricultural products (50.2%), steel industry inputs and products (30.9%), building materials and forestry products (11.4%), fuels (6.8%), and others (0.7%).
Port services revenues reached US$ 144 million, against US$ 119 million in 2Q11. Our ports and maritime terminals handled 7.755 Mt of general cargo, higher than the 6.653 Mt for 2Q11.
FCA’s fleet of locomotives continued to be temporarily depleted due to delays in the delivery of new locomotives by suppliers, which continued to impact volumes of railroad cargo transported. The new equipment is destined to replace rented ones, whose rental contracts have already expired.
In 3Q11, adjusted EBIT margin was 1.4%. After three consecutive quarters of negative margins, there was an improvement in volumes of port services and railroad transportation due to the normalization of operations after the accident at the Praia Mole maritime terminal, located in the state of Espírito Santo, Brazil, in November 2010.
Adjusted EBITDA reached US$ 107 million in 3Q11, compared to US$ 80 million in 2Q11. The increase in volumes (US$ 26 million), decrease in SG&A expenses (US$ 21 million) and positive effect of the exchange rate variation (US$ 8 million) were partially offset by the decrease in prices (US$ 24 million) and slightly higher COGS (US$ 3 million).
Table 15 — LOGISTICS BUSINESS PERFORMANCE
OPERATING REVENUE BY PRODUCT

US$ million	3Q10	2Q11	3Q11
Railroads	308	357	358
Ports	99	119	144
Total	407	476	502
VOLUME SOLD

‘000 metric tons	3Q10	2Q11	3Q11
Railroads (million ntk)	7,050	6,392	6,657
SELECTED FINANCIAL INDICATORS

	3Q10	2Q11	3Q11
Adjusted EBIT margin (%)	18.2	(2.5)	1.4
Adjusted EBITDA	116.0	80.0	107.0

[10]	Ntk=net ton kilometer

US GAAP	3Q11
•	FINANCIAL INDICATORS OF NON-CONSOLIDATED COMPANIES
For selected financial indicators of the main non-consolidated companies, see our quarterly financial statements on www.vale.com/ Investors/ Financial Performance / SEC Reports.
•	CONFERENCE CALL AND WEBCAST
On October 27, 2011, Vale will hold a conference call and webcast in Portuguese, at 10:00 a.m. Rio de Janeiro time, 8:00 a.m. US Eastern Daylight Time, 1:00 p.m. British Standard Time, 2:00 p.m. Paris Time, 8:00 p.m. Hong Kong Time. Vale will also hold another conference call and webcast in English, at 12:00 p.m. Rio de Janeiro time, 10:00 a.m. US Eastern Daylight Time, 3:00 p.m. British Standard Time, 4:00 p.m. Paris Time, 10:00 p.m. Hong Kong Time. To connect, please dial:
Participants from Brazil: (55 11) 4688-6341
Participants from USA: (1-800) 860-2442
Participants from other countries: (1-412) 858-4600
Access code: VALE
Instructions for participation will be available on the website www.vale.com/Investors. A recording will be available on Vale’s website for 90 days from October 27, 2011.

US GAAP	3Q11
IFRS — RECONCILIATION WITH USGAAP
Since December 2010, the convergence of the full year financial statements was completed and therefore IFRS is now the accounting standard adopted in Brazil. During the intermediate periods of 2010, we already adopted all pronouncements issued by the Brazilian Accounting Practice Committee (CPC) which are in conformity with the IFRS.
The net income reconciliation between the 3Q11 net income according to Brazilian rules (in conformity with the IFRS) and USGAAP is as follows:
NET INCOME RECONCILIATION

US$ million	3Q11
Net income CPC / IFRS	4,927
Depletion of assets on business acquired	(46)
Income tax	(8)
Pension plan	62
Net income US GAAP	4,935
Depletion of assets on business acquired: Refers to additional depletion of the adjustments to fair value of property, plant and equipment on business acquired before the new rules issued by CPC in respect of business combinations. This difference will cease by the end of the useful life of these assets.
Pension Plan: This adjustment reflects the return on the overfunded plans, which under IFRS recognition is more restricted.
Income tax: Income tax related to the previously described adjustments.

US GAAP	3Q11
•	ANNEX 1 — FINANCIAL STATEMENTS
Table 16 — INCOME STATEMENTS

US$ million	3Q10	2Q11	3Q11
Gross operating revenues	14,496	15,345	16,741
Taxes	(394)	(356)	(380)
Net operating revenue	14,102	14,989	16,361
Cost of goods sold	(5,113)	(5,721)	(6,252)
Gross profit	8,989	9,268	10,109
Gross margin (%)	63.7	61.8	61.8
Selling, general and administrative expenses	(418)	(434)	(654)
Research and development expenses	(216)	(363)	(440)
Others	(519)	(724)	(643)
Operating profit	7,836	7,747	8,373
Financial revenues	56	226	188
Financial expenses	(741)	(514)	(822)
Gains (losses) on derivatives, net	500	358	(568)
Monetary variation	257	578	(2,191)
Discontinued operations	8	—	—
Tax and social contribution (Current)	(2,589)	(1,719)	(1,197)
Tax and social contribution (Deferred)	443	(688)	846
Equity income and provision for losses	305	406	282
Minority shareholding participation	(37)	58	24
Net earnings	6,038	6,452	4,935
Earnings per share (US$)	1.15	1.24	0.95
Diluted earnings per share (US$)	1.13	1.22	0.94
Table 17 — FINANCIAL RESULTS

US$ million	3Q10	2Q11	3Q11
Gross interest	(337)	(324)	(350)
Debt with third parties	(334)	(324)	(350)
Debt with related parties	(3)	—	—
Tax and labour contingencies	(46)	—	(22)
Others	(358)	(190)	(450)
Financial expenses	(741)	(514)	(822)
Financial income	56	226	188
Derivatives	500	358	(568)
Exchange and monetary gain (losses), net	257	578	(2,191)
Financial result, net	72	648	(3,393)
Table 18 — EQUITY INCOME BY BUSINESS SEGMENT

US$ million	3Q10%		2Q11%		3Q11%
Ferrous minerals	304	99.7	319	78.6	230	81.6
Coal	(31)	(10.2)	14	3.4	24	8.5
Base metals	18	5.9	49	12.1	67	23.8
Logistics	26	8.5	33	8.1	32	11.3
Steel	(12)	(3.9)	(3)	(0.7)	(70)	(24.8)
Others	—	—	(6)	(1.5)	(1)	(0.4)
Total	305	100.0	406	100.0	282	100.0

US GAAP	3Q11
Table 19 — BALANCE SHEET

US$ million	9/30/2010	6/30/2011	9/30/2011
Assets
Current	31,489	31,673	26,778
Long-term	9,003	9,967	8,972
Fixed	84,803	101,573	93,248
Total	125,295	143,213	128,998
Liabilities
Current	15,017	15,607	11,974
Long term	38,131	39,685	37,140
Shareholders’ equity	72,147	87,921	79,884
Paid-up capital	27,046	40,223	38,222
Reserves	41,341	43,859	38,084
Non controlling interest	2,826	2,905	2,644
Mandatory convertible notes	934	934	934
Total	125,295	143,213	128,998

US GAAP	3Q11
Table 20 — CASH FLOW

US$ million	3Q10	2Q11	3Q11
Cash flows from operating activities:
Net income	6,075	6,394	4,911
Adjustments to reconcile net income with cash provided by operating activities:
Depreciation, depletion and amortization	696	979	1,018
Dividends received	283	343	240
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(305)	(406)	(282)
Deferred income taxes	(443)	688	(846)
Loss on sale of property, plant and equipment	229	19	17
Gain on sale of investment	(8)	—	—
Exchange and monetary losses	(150)	257	2,218
Net unrealized derivative losses	(403)	(230)	642
Net interest payable	225	(41)	78
Others	(17)	(41)	(37)
Decrease (increase) in assets:
Accounts receivable	(776)	(658)	(730)
Inventories	(441)	(73)	(324)
Recoverable taxes	142	(79)	(392)
Others	(467)	(280)	(219)
Increase (decrease) in liabilities:
Suppliers	876	246	829
Payroll and related charges	160	204	212
Income tax	1,093	(24)	(2,745)
Others	110	(233)	(379)
Net cash provided by operating activities	6,879	7,065	4,211
Cash flows from investing activities:
Short term investments	—	540	—
Loans and advances receivable	(18)	(34)	57
Guarantees and deposits	(27)	(159)	(239)
Additions to investments	—	(26)	(18)
Additions to property, plant and equipment	(3,852)	(3,480)	(3,711)
Net cash used to acquire subsidiaries	(1,018)	—	—
Net cash used in investing activities	(4,915)	(3,159)	(3,911)
Cash flows from financing activities:
Short-term debt, net issuances (repayments)	17	(45)	(43)
Loans	7	—	—
Long-term debt	2,017	268	479
Repayment of long-term debt	(1,288)	(419)	(769)
Treasury stock	(341)	—	(2,001)
Transactions of noncontrolling interest	660	—	—
Interest attributed to shareholders	—	(2,000)	(3,000)
Dividends to minority interest	—	(60)	—
Net cash used in financing activities	1,072	(2,256)	(5,334)
Increase (decrease) in cash and cash equivalents	3,036	1,650	(5,034)
Effect of exchange rate changes on cash and cash equivalents	452	306	(628)
Cash and cash equivalents, beginning of period	6,235	11,271	13,227
Cash and cash equivalents, end of period	9,723	13,227	7,565
Cash paid during the period for:
Interest on short-term debt	(2)	(1)	—
Interest on long-term debt	(242)	(374)	(234)
Income tax	(705)	(1,171)	(4,097)
Non-cash transactions
Interest capitalized	24	69	54

US GAAP	3Q11
•	ANNEX 2 — VOLUMES SOLD, PRICES, MARGINS AND CASH FLOWS
Table 21 — VOLUME SOLD — MINERALS AND METALS

‘000 metric tons	3Q10	2Q11	3Q11
Iron ore	68,043	62,644	67,008
Pellets	10,585	10,253	10,445
Manganese ore	233	280	356
Ferroalloys	90	101	101
Thermal coal	1,139	1,454	1,263
Metallurgical coal	565	456	569
Nickel	42	57	68
Copper	55	55	80
Precious metals (oz)	199	702	728
PGMs (oz)	11	136	70
Cobalt (metric ton)	134	659	703
Aluminum	97	—	—
Alumina	1,422	—	—
Bauxite	204	—	—
Potash	217	138	152
Phosphates
MAP	351	133	245
TSP	277	179	184
SSP	771	724	774
DCP	133	145	133
Nitrogen	335	341	335
Railroads (million ntk)	7,050	6,392	6,657
Table 22 — AVERAGE SALE PRICES

US$/ton	3Q10	2Q11	3Q11
Iron ore	128.21	145.30	151.26
Pellets	196.14	206.07	205.79
Manganese ore	285.91	182.14	129.21
Ferroalloys	1,774.27	1,485.15	1,376.24
Thermal coal	98.73	95.29	98.28
Metallurgical coal	184.60	256.53	282.54
Nickel	21,366.16	25,541.96	21,132.35
Copper	7,153.24	8,871.38	8,043.63
Platinum (US$/oz)	1,551.85	1,765.12	1,765.57
Cobalt (US$/lb)	13.61	15.83	18.71
Potash	400.92	492.75	526.32
Phosphates
MAP	485.65	718.28	710.70
TSP	386.40	620.70	602.66
SSP	217.78	277.56	299.34
DCP	558.06	705.05	731.32
Nitrogen	393.05	568.91	645.51

US GAAP	3Q11
Table 23 — OPERATING MARGINS BY SEGMENT (EBIT ADJUSTED MARGIN)

%	3Q10	2Q11	3Q11
Bulk materials
Ferrous minerals	70.3	69.0	68.3
Coal	(4.6)	(23.4)	(27.0)
Base metals	11.7	11.4	7.9
Fertilizer nutrients	(2.0)	7.9	8.0
Logistics	18.2	(2.5)	1.4
Total	55.6	51.7	51.2

US GAAP	3Q11
•	ANNEX 3 — RECONCILIATION OF US GAAP and “NON-GAAP” INFORMATION
(a) Adjusted EBIT

US$ million	3Q10	2Q11	3Q11
Net operating revenues	14,102	14,989	16,362
COGS	(5,113)	(5,721)	(6,252)
SG&A	(418)	(434)	(654)
Research and development	(216)	(363)	(440)
Other operational expenses	(519)	(724)	(643)
Adjusted EBIT	7,836	7,747	8,373
(b) Adjusted EBITDA
EBITDA defines profit or loss before interest, tax, depreciation and amortization. Vale uses the term adjusted EBITDA to reflect exclusion, also, of: monetary variations; equity income from the profit or loss of affiliated companies and joint ventures, less the dividends received from them; provisions for losses on investments; adjustments for changes in accounting practices; minority interests; and non-recurrent expenses. However our adjusted EBITDA is not the measure defined as EBITDA under US GAAP, and may possibly not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with GAAP. Vale provides its adjusted EBITDA to give additional information about its capacity to pay debt, carry out investments and cover working capital needs. The following table shows the reconciliation between adjusted EBITDA and operational cash flow, in accordance with its statement of changes in financial position:
RECONCILIATION BETWEEN ADJUSTED EBITDA AND OPERATIONAL CASH FLOW

US$ million	3Q10	2Q11	3Q11
Operational cash flow	6,879	7,065	4,211
Income tax	2,589	1,719	1,197
FX and monetary losses	(107)	(853)	(27)
Financial expenses	(40)	(11)	1,124
Net working capital	(697)	897	3,748
Other	191	252	(622)
Adjusted EBITDA	8,815	9,069	9,631
(c) Net debt
RECONCILIATION BETWEEN Total debt AND NET DEBT

US$ million	3Q10	2Q11	3Q11
Total debt	25,267	24,459	22,989
Cash and cash equivalents	9,723	13,227	7,565
Net debt	15,544	11,232	15,424
(d) Total debt / LTM Adjusted EBITDA

US$ million	3Q10	2Q11	3Q11
Total debt / LTM Adjusted EBITDA (x)	1.3	0.7	0.6
Total debt / LTM operational cash flow (x)	1.9	0.9	0.9
(e) Total debt / Enterprise value

US$ million	3Q10	2Q11	3Q11
Total debt / EV (%)	14.36	13.87	17.16
Total debt / total assets (%)	20.17	17.08	17.82
Enterprise value = Market capitalization + Net debt
(f) LTM Adjusted EBITDA / LTM interest payments

US$ million	3Q10	2Q11	3Q11
LTM adjusted EBITDA / LTM interest payments (x)	18.07	28.36	29.19
LTM operational profit / LTM interest payments (x)	14.57	24.25	24.83

US GAAP	3Q11
This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: October 26, 2011	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations